UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF

1934

For the fiscal year ended December 31, 2017

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT

OF 1934

For the transition period from __________ to __________

Commission file number   001-14905

Acme Brick Company

401(k) Retirement and Savings Plan

3024 Acme Brick Plaza

Fort Worth, Texas 76109

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

BERKSHIRE HATHAWAY INC.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

*

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Committee of the

Acme Brick Company 401(k) Retirement and Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Acme Brick Company 401(k) Retirement and Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\ Whitley Penn LLP

We have served as the Plan’s auditor since 2003.

Fort Worth, Texas

June 14, 2018

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016

Assets:
Investments, at fair value	$105,598,563	$90,393,606
Participant contributions receivable	72,106	69,260
Company contribution receivable	1,526,675	1,467,182
Notes receivable from participant loans	2,228,608	2,116,540
Non-interest bearing cash	88	33

Total assets	109,426,040	94,046,621

Liabilities:
Excess participants’ contributions refundable	120,828	209,579

Net assets available for benefits	$109,305,212	$93,837,042

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2017
Additions:
Investment income:
Dividends and interest	$3,713,945
Net realized and unrealized gains on investments	10,009,509

Total investment gain	13,723,454

Interest income on notes receivable from participant loans	113,261

Contributions:
Participants	4,621,669
Company	1,537,662
Rollovers	864,914

Total contributions	7,024,245

Total additions	20,860,960

Deductions:
Benefit and withdrawal payments	5,392,790

Total deductions	5,392,790

Net increase in net assets	15,468,170

Net assets available for benefits:
Beginning of year	93,837,042

End of year	$109,305,212

See accompanying notes.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

Year Ended December 31, 2017

1.	DESCRIPTION OF PLAN

The following description of the Acme Brick Company (the “Company”) 401(k) Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General. The Plan is a defined contribution plan which covers all employees. Employees are eligible to participate in the Plan as of the first day of the month on or after each employee has completed sixty (60) days of service and reached the age of eighteen (18). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.

Contributions. Employees may make voluntary pre-tax contributions or after-tax Roth 401(k) contributions through salary deferrals, limited to 65% of each employee’s eligible earnings, but not more than the maximum allowed by law. Prior to March 1, 2017, contributions were limited to 15% of the employee’s eligible earnings. After-tax Roth 401(k) contributions were not allowed prior to July 3, 2017. Employee contributions are subject to Internal Revenue Code (the “Code”) limitations. The maximum contribution allowed by the Plan was $18,000 in 2017. Employees who are 50 or older as of December 31, 2017 and reach either the maximum before-tax contribution limit of 65% or maximum contribution allowed by the Plan may make catch-up contributions. The catch-up contribution limit was $6,000 for 2017 and is not eligible for Company matching.

Company matching contributions are equal to 50% of the sum of each employee’s voluntary pre-tax contributions and after-tax Roth contributions up to five percent of the employee’s eligible earnings. The Company’s Board of Directors annually determines the matching percentage. Company matching contributions totaled $1,551,224 for the year ended December 31, 2017. Forfeiture balances of approximately $24,500 will be applied against the amount due in 2018.

Any employee of the Company may roll over distributions made from a previous employer’s qualified retirement plan into the Plan.

c.

Participant Accounts. Each participant’s account is credited with the employee’s contributions and an allocation of the Company’s contributions and investment earnings. Allocations are based on participants’ earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.

Vesting. Participants have a fully-vested, nonforfeitable right to employee contributions. Company matching contributions are allocated to those participants actively employed on the last day of the year and become fully vested after participants have completed three years of vested service. One year of vested service is credited for each calendar year in which a participant has at least 1,000 hours of service. Forfeitures of the Company match may be used to pay Plan expenses or fund other matching contributions; however, the forfeiture amount is credited back to participants upon re-employment with the Company. Forfeiture balances remaining at December 31, 2017 were approximately $24,500. Forfeiture balances remaining at December 31, 2016 were approximately $10,750.

e.	Investment Options. All employee contributions and Company matching contributions are participant directed among fourteen investment funds and Berkshire Hathaway Class B common stock.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements - Continued

f.

Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the Plan document.

g.

Hardship Distributions: A participant may receive a hardship distribution from salary reduction contributions and rollover contributions if the distribution is: (1) on account of uninsured medical expenses incurred by the participant, their spouse or dependents; (2) to purchase (excluding mortgage payments) a principal residence of the participant; (3) for the payment of post-secondary tuition expenses for the participant, their spouse or dependents; (4) needed to prevent eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) for burial or funeral expenses for the participant’s parent, spouse, children or dependents; or, (6) for expenses for the repair of damage to the participant’s principal residence caused by fire, storm, or other casualty.

h.

Loans. Participants are allowed to apply for and receive loans from their vested account balance, subject to certain requirements, including the provision that they may not have more than one outstanding loan at a time. The minimum loan amount is $1,000 and the maximum is 50% of the participant’s combined Employee Before-Tax and After-Tax accounts, but never more than $50,000 minus the highest outstanding balance of the participant’s total Plan loans during the last 12 months. The loans are secured by the balance in the participant’s account. The interest rate on loans outstanding as of December 31, 2017 range from 4.25% to 8.50% and these loans mature between 2018 and 2033.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.

Basis of accounting. The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

b.

Estimates. The preparation of the financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results may, in some instances, differ from previously estimated amounts.

c.

Investments. The Plan’s investments are stated at fair value. Shares of registered investment companies and common stock are valued based on published market prices, which represent the net asset value of shares held by the Plan at the end of year. Gains and losses on the sale of investments are accounted for on an average cost basis. The Plan presents net changes in the fair value of mutual funds and common stock, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Shares in the Wells Fargo Stable Return Fund are valued based on the fair value of the underlying investments as determined by Wells Fargo Bank, N.A. Shares in the two BlackRock Index Funds are valued based on the fair value of the underlying investments as determined by BlackRock Institutional Trust Company NA. The Plan presents net changes in the fair value of the Wells Fargo Stable Return Fund and the BlackRock Index Funds, which consists of realized gains and losses, unrealized appreciation (depreciation), and any income or capital gain distributions from such investments in the accompanying statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements - Continued

The Plan provides for various investment options in a variety of mutual funds, three common collective trust funds and Berkshire Hathaway common stock. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

d.	Participant Loans. Participant loans are valued at unpaid principal balance plus accrued interest.

e.	Contributions. Contributions by participants and participating employers are accounted for on the accrual basis once determined.

f.	Benefit payments. Benefit payments are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC Topic No. 820, Fair Value Measurements, are described as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 — inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016. These methodologies were consistently applied to all assets and liabilities of the Plan.

Cash and cash equivalents (money market funds)

These investments are carried at amortized cost which approximates fair value. The investments are classified within Level 2 of the valuation hierarchy.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements - Continued

Common stock

Common stock is valued at the closing price reported on the active market on which the individual securities are traded. All common stock is classified within Level 1 of the valuation hierarchy.

Common/collective trust funds

The common/collective trust funds (“CCT”) are valued using Net Asset Value (“NAV”) per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since each CCT is measured using the NAV per share practical expedient, the CCT’s are not classified in the fair value hierarchy. The fair value amounts for the CCT’s presented in the table below are intended to permit reconciliation to the amounts presented in the Statements of Net Assets Available for Benefits.

Mutual funds

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. All mutual funds are classified within Level 1 of the valuation hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016. The Plan has no assets classified within Level 3 of the valuation hierarchy.

Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$3,818,681	$3,818,681
Mutual funds	70,203,881	-	70,203,881
Common stock	13,581,483	-	13,581,483

Total investments in the fair value hierarchy	$83,785,364	$3,818,681	87,604,045

Investments measured at net asset value (a)			17,994,518

Total investments at fair value			$105,598,563

Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Total
Cash/cash equivalents (money market funds)	$-	$4,613,667	$4,613,667
Mutual funds	62,297,923	-	62,297,923
Common stock	10,617,343	-	10,617,343

Total investments in the fair value hierarchy	$72,915,266	$4,613,667	77,528,933

Investments measured at net asset value (a)			12,864,673

Total investments at fair value			$90,393,606

(a)

In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements - Continued

4.	TAX STATUS OF PLAN

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated February 23, 2015, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since applying for its last determination letter, the Plan’s Administrative Committee believes that the Plan is being operated in compliance with the applicable provisions of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Management evaluates tax positions taken by the Plan and recognizes a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	EXCESS PARTICIPANTS’ CONTRIBUTIONS REFUNDABLE

As a result of nondiscrimination requirements relating to contributions, certain “highly compensated” employees received refunds of excess contributions. Such amounts have been accrued in the accompanying financial statements for 2017 and 2016 as a liability of the Plan as of the end of the year.

6.	ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 2017, the Company elected to directly pay all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased. Expenses paid by the Company are not reported in the Plan’s financial statements.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, all participants would become 100% vested and Plan assets would be distributed accordingly.

8.	RELATED PARTIES AND PARTIES-IN-INTEREST

The Plan holds investments in the common stock of Berkshire Hathaway Inc., the Company’s parent, a retirement bank account and common collective trust fund managed by Bank of America, N.A., which acted as trustee for only those investments as defined by the Plan, and notes receivable from participant loans. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Administrative expenses of the Plan are borne by the Company, an affiliate of the Plan sponsor, Acme Building Brands, Inc.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements - Continued

9.	LITIGATION

The employer match for qualified employee contributions made during 2010, 2011, 2012 and 2013 was set by the Company at 25%. On August 18, 2014, a lawsuit was filed in the United States District Court by certain then-current and former employees contesting, among other items, that the 25% matching contribution was less than what was required according to the Plan and/or other agreements.

It is management’s position its actions were permitted, that the claims are not valid, and that the Company will prevail. However, due to the uncertainty of such litigation, the ultimate outcome is unknown.

10.	SUBSEQUENT EVENTS

In preparing the accompanying financial statements, management of the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through June 8, 2018, the date the financial statements were available for issuance.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

EIN:   75-2864968    Plan Number:   014

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value

	American Funds Growth Fund of America Class R5	223,306	shares	$11,051,409

*	Berkshire Hathaway Common Stock Class B	68,517	shares	13,581,483

	Blackrock MSCI ACWI ex-US Index Fund Class M	86,592	shares	1,283,737

	Blackrock US Debt Index Fund Non-lending Class M	179,551	shares	1,997,428

	Carillon Eagle Mid Cap Growth Fund Class I	56,547	shares	3,363,440

	Delaware Value Fund Class I	141,266	shares	3,034,390

	Goldman Sachs Government Income Fund Class I	584,701	shares	8,542,485

*	JPMorgan Small Cap Core Fund Select Class	135,709	shares	7,231,942

*	Merrill Lynch Retirement Bank Account	3,818,681	shares	3,818,681

	Metropolitan West Total Return Bond Fund Class I	286,133	shares	3,050,181

	Oppenheimer International Growth Fund Class Y	213,457	shares	9,310,975

	Touchstone Large Cap Focused Fund Class Y	220,220	shares	9,284,469

	Vanguard 500 Index Fund Admiral Class	28,841	shares	7,118,599

	Victory Sycamore Established Fund Class I	202,414	shares	8,215,991

*	Wells Fargo Stable Return Fund Class O	134,265	shares	14,713,353

*	Participant loans	Interest rates range from 4.25% to 8.50%, due through 2033.		2,228,608

				$107,827,171

* Denotes an investment issued or managed by an entity known to be a party-in-interest to the Plan, as defined by ERISA.

Column (d) cost information omitted for participant-directed investments.

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Acme Brick Company 401(k) Retirement and Saving Plan

By: /s/ Paul T. Morgan

Paul T. Morgan
Senior Vice President and Chief Financial Officer

Date: June 15, 2018

ACME BRICK COMPANY 401(k) RETIREMENT AND SAVINGS PLAN

EXHIBIT INDEX

Exhibit No.		Page No.

23.1	Consent of Whitley Penn LLP	13